January 12, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street N.E.
Washington, D.C. 20549
ATTN:             Jeffrey Reidler, Assistant Director
Mail Stop 6010
Tabatha Atkins
Lisa Vanjoske
Bryan Pitko

Re:       Volu-Sol Reagents Corporation
Amendment No. 3 to Registration Statement on Form S-1
Filed December 23, 2008
File No. 333-153731
Request for Acceleration of Effectiveness

Dear Mr. Reidler, Ms. Atkins, Ms Vanjoske, and Mr. Pitko:

Volu-Sol Reagents Corporation hereby requests acceleration of the effective date of the Registration Statement on Form S-1, originally filed on its behalf with the Commission on September 30, 2008, under the Securities Exchange Act of 1933, File No. 333-153731, so that the Registration Statement may become effective on Wednesday, January 14, 2009, at the hour of 4:00 p.m., Eastern Standard Time or as soon thereafter as may be practicable.

Thank you for your assistance in this matter.

Very truly yours,

VOLU-SOL REAGENTS CORPORATION

/s/ Michael G. Acton

Michael G. Acton
Chief Financial Officer